03 DEC -1 AM 7:21

SEGA®

SEGA CORPORATION

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

November 26, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

03037699

SUPPL

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of the Establishment of Holding Company

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

S. Yamazaki

Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION

dlw 12/1

November 26, 2003
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Office

Notice of the Establishment of Holding Company

At the Board of Directors of SEGA CORPORATION held in November 26, 2003, SEGA decided to establish the holding company to control the R&D studios, which was already announced in July 30, 2003. The details are as follows.

1. The Company's Name: SEGA R&D HOLDINGS INC.

2. Primarily Business: Control overall R&D studios' accounting and financials

3. Date of Establishment: December 1, 2003

4. Address of the Company: 2-12 Haneda 1-chome, Ohta-ku, Tokyo, Japan

5. Representative: Akira Sugano

6. Paid-in Capital: 810 million yen

7. Principal Shareholder and Its Equity Ownership Percentage:
SEGA CORPORATION 100%

End